HEI Exhibit 12.1 (page 1 of 2)

Hawaiian Electric Industries, Inc. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

Three months ended March 31	2018 (1)	2018 (2)	2017 (1)	2017 (2)
(dollars in thousands)
Fixed charges
Total interest charges	$22,241	$25,198	$20,535	$22,638
Interest component of rentals	2,019	2,019	1,586	1,586
Pretax preferred stock dividend requirements of subsidiaries	619	619	704	704
Total fixed charges	$24,879	$27,836	$22,825	$24,928
Earnings
Pretax income from continuing operations	$52,803	$52,803	$51,109	$51,109
Fixed charges, as shown	24,879	27,836	22,825	24,928
Interest capitalized	(1,671)	(1,671)	(1,040)	(1,040)
Earnings available for fixed charges	$76,011	$78,968	$72,894	$74,997
Ratio of earnings to fixed charges	3.06	2.84	3.19	3.01

Years ended December 31	2017 (1)	2017 (2)	2016 (1)	2016 (2)	2015 (1)	2015 (2)
(dollars in thousands)
Fixed charges
Total interest charges	$82,065	$91,725	$81,974	$89,141	$83,936	$89,284
Interest component of rentals	6,607	6,607	6,200	6,200	6,065	6,065
Pretax preferred stock dividend requirements of subsidiaries	3,127	3,127	2,825	2,825	2,977	2,977
Total fixed charges	$91,799	$101,459	$90,999	$98,166	$92,978	$98,326
Earnings
Pretax income from continuing operations	$274,690	$274,690	$371,951	$371,951	$252,898	$252,898
Fixed charges, as shown	91,799	101,459	90,999	98,166	92,978	98,326
Interest capitalized	(5,375)	(5,375)	(3,727)	(3,727)	(3,265)	(3,265)
Earnings available for fixed charges	$361,114	$370,774	$459,223	$466,390	$342,611	$347,959
Ratio of earnings to fixed charges	3.93	3.65	5.05	4.75	3.68	3.54

See notes on page 2 of 2.

HEI Exhibit 12.1 (page 2 of 2)

Hawaiian Electric Industries, Inc. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

(continued)

Years ended December 31	2014 (1)	2014 (2)	2013 (1)	2013 (2)
(dollars in thousands)
Fixed charges
Total interest charges	$83,458	$88,535	$85,315	$90,407
Interest component of rentals	6,366	6,366	6,345	6,345
Pretax preferred stock dividend requirements of subsidiaries	2,952	2,952	2,886	2,886
Total fixed charges	$92,776	$97,853	$94,546	$99,638
Earnings
Pretax income from continuing operations	$263,708	$263,708	$247,946	$247,946
Fixed charges, as shown	92,776	97,853	94,546	99,638
Interest capitalized	(3,954)	(3,954)	(7,097)	(7,097)
Earnings available for fixed charges	$352,530	$357,607	$335,395	$340,487
Ratio of earnings to fixed charges	3.80	3.65	3.55	3.42

(1)	Excluding interest on ASB deposits.

(2)	Including interest on ASB deposits.

For purposes of calculating the ratio of earnings to fixed charges, “earnings” represent the sum of (i) pretax income from continuing operations (before adjustment for undistributed income or loss from equity investees) and (ii) fixed charges (as hereinafter defined, but excluding capitalized interest). “Fixed charges” are calculated both excluding and including interest on ASB’s deposits during the applicable periods and represent the sum of (i) interest, whether capitalized or expensed, (ii) amortization of debt expense and discount or premium related to any indebtedness, whether capitalized or expensed, (iii) the estimate of the interest within rental expense and (iv) the non-intercompany preferred stock dividend requirements of HEI’s subsidiaries, increased to an amount representing the pretax earnings required to cover such dividend requirements.